		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Gwendoline Allison	Mark J. Longo, 3
		Aaron B. Singer	L.K. Larry Yen, 11	Amy A. Mortimore
		Jane Glanville	Richard T. Weiland	Allyson L. Baker, 3
		Warren G. Brazier, 5	Veronica P. Franco	Krista Prockiw
		Jeffrey F. Vicq, 4	Brent C. Clark	Conrad Y. Nest, 11
		C. Michelle Tribe	James T. Bryce	Jonathan C. Lotz, 9
		Cam McTavish	Lisa D. Hobman	Valerie S. Dixon
		Satinder K. Sidhu	Steven M. Donley, 13	Tasha L. Coulter
		Kari Richardson	Vikram Dhir, 1	Adam M. Dlin
		Marta C. Davidson	Rina J. Jaswal	Sarah W. Jones
Reply Attention of	Jun Ho Song	Michal Jaworski	Jun Ho Song, 5, 9, 12	Shauna K.H. Towriss
Direct Tel.	604.643.3106	Anna D. Sekunova	Kyle M. Wilson	Eric T. Pau
EMail Address	jhs@cwilson.com	Kristine P. All	Pratibha Sharma	Angela M. Blake
Our File No.	35295-0001 / CW3100567.1	Seva Batkin	David A. Hunter	Matthew R. Ely

December 23, 2009 BY EDGAR AND COURIER Securities and Exchange Commission 100 F Street North East Washington, DC 20549 United States of America	Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada	United States	International
	1 Alberta 2 Manitoba 3 Ontario 4 Saskatchewan	5 California 6 Colorado 7 District of Columbia 8 Florida 9 New York 10 Virginia 11 Washington 12 Nevada	13 Australia 14 Hong Kong 15 United Kingdom

Attention:	Mr. H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:	Passport Arts Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 2, 2009
File No. 333-162681

     Thank you for your letter of December 17, 2009 with respect to the Form S-1 (the “Form S-1”) filed by Passport Arts Inc. (the “Company”). We provide below the Company’s responses to your comments. We are also providing two blacklined copies of the Company’s amendment to the Form S-1. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of December 17, 2009.

Front Cover Page of the Registration Statement

1.

We note your response to comment two of our letter dated November 20, 2009. In that response, you state that you do not currently have an IRS Employer Identification Number, but you have applied for one. On the front cover of your registration statement, please revise the “Not Applicable” disclosure above the IRS Employer Identification line to state, “Applied For.” Also, please tell us the date you applied for your IRS Employer Identification Number, the current status of the application, and when you believe you will obtain the number.

The Company has obtained the IRS Employer Identification Number and revised the front cover page of the Form S-1 accordingly.

Risk Factors, page 4

2.

We note your response to comment five of our letter dated November 20, 2009. Please revise this section further so that the risk factors clearly and concisely convey the actual risk to investors. For example, the headings of the first full risk factor and the third full risk factor on page seven do not convey the risks to investors that are otherwise disclosed in those risk factors’ discussions. In this regard, it appears that the last sentence of each risk factor more accurately conveys the risks than do the headings. As another example, it does not appear that you adequately explain the risks commensurate with the fluctuations in the United States dollar in the heading or discussion portion of the second full risk factor on page seven. As a further example, it does not appear that you convey the actual risk to investors in the second full risk factor on page 11.

The Company has revised the risk factors section of the Form S-1 accordingly.

Notes to the Consolidated Financial Statements, page 33

d) Revenue Recognition, page 33

3.	We note your response to comment 19 of our letter dated November 20, 2009 and have the following additional questions:

Please explain to us in greater detail your statements that you have discretion in supplier selection and are involved in product specification. It appears to us that while you may be able to select various suppliers to showcase art on your website, if a person orders a specific piece of artwork, it then must be supplied by that artist and another piece of artwork by another artist could not be substituted. Please explain to us if this assumption is correct and if this impacts your conclusion as to whether gross or net revenue recognition is appropriate.

Seven Arts, the Company’s joint venture partner in the Caucasus, presents to the Company a range of artists to showcase and sell on the Company’s website based on criteria the Company has imposed on them regarding quality, style and price. The Company carefully examines the artist’s portfolio against these criteria and determines the salability of the art. The Company strives to have a wide selection of styles and prices to suit a variety of tastes and budget. The Company alone makes the final decision to accept or reject the inclusion of any artist or art on the Company’s website. The Company also has final say in the determination of the selling price of the artwork.

Recently the Company has also initiated discussions directly with other artists who also live in the Caucasus and Central Asia region in the hope of entering into purchase agreements with them. Although the Company expects Seven Arts to remain the linchpin of its procurement efforts in the Caucasus and Central Asia, the Company foresees initiating and completing other such direct agreements with artists as the opportunity arises.

All artwork on the website are original art—not reproductions—except for nine photographs showcased from photographer Vasgen Degirmentas which are prints from the original negative. Consequently if a buyer chooses a particular piece from an artist, no other artists’ art can not be substituted.

Please also explain to us in more detail how you have credit risk. Please explain to us what recourse you have to the supplier if a refund is requested and whether you receive the artwork prior to issuing the refund.

Although the Company is the primary obligor in the arrangement, the sole party the customer communicates with, responsible for all representations to the customers and for the acceptability of the product, the Company carries no credit risk. The Company’s credit risk is mitigated due to the Company’s customers prepaying prior to shipment. After a sale, the Company holds the funds in trust until the 14-day guarantee ends. The supplier must wait for the 14-day period to end before being paid by the Company. If within 14-days a customer decides to return the artwork, the Company returns the funds to the customer only after the supplier confirms the artwork has been returned to its origin in original condition.

Please also clarify for us whether the amount you earn is a fixed dollar amount or fixed percentage of the amount billed to the customer. In this regard, a general description of how you are, or expect to be, compensated for your selling service would be helpful to our understanding.

The amount the Company earns is not fixed. The Company strives to earn an average of 25% on total artwork sales. On some expensive paintings, the mark-up is as low as 10%, on lower priced art it is can be as high as 300%. The Company has the final word on retail prices.

Note 5. Related Party Transactions, page 36

4.

We note your response to comment 21 of our letter dated November 20, 2009 that Seven Arts is considered a related party and your update to Footnote 5 to state the same. Please also disclose the dollar amount of transactions and the amounts due from or to Seven Arts as of the date of the balance sheet and the terms and manner of settlement as required by paragraph 2 of SFAS 57 or explain to us why such disclosure is not required by GAAP.

The Company revised the Form S-1 to add in to Note 5 (e) “During the period August 31, 2009, $1,090 was charged by Seven Arts, Ltd. for the purchase of artwork sold. As of August 31, 2009, there is no amount due to Seven Arts, Ltd.”

Exhibit 5.1

5.

We note your response to comment 27 of our letter dated November 20, 2009 and re-issue the comment, in part, as it relates to the statement that counsel’s opinions are limited to “current federal laws of the United States and the laws of the State of Nevada...as such laws presently exist and to the facts as they presently exist.”

Please have counsel remove this limitation, revise this limitation so that it speaks as to the date of effectiveness, or re-file the opinion on the date of effectiveness.

The Company proposes to re-file the opinion on the date of effectiveness.

     We look forward to any further comments you may have in regard to the Form S-1 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 643-3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

JHS/aal

Encl.

cc:	Passport Arts Inc. Attn: Asbed Palakian